UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PHARMACIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PHARMACIA SAVINGS PLAN

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee - U.S. Plans
Pharmacia Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Pharmacia Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 and schedule H, line 4j - schedule of reportable transactions, for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG  LLP

New York, New York
June 25, 2004

PHARMACIA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2003	2002

Assets:
Investments, at fair value - Notes 3 and 4	$2,506,643,419	$2,216,356,762
Investments, at contract value - Notes 3 and 4	675,553,876	630,621,755

Total investments	3,182,197,295	2,846,978,517

Receivables:
Company contributions, net of forfeitures	51,006,443	47,925,970
Participant contributions	2,862,779	3,586,076
Dividends and interest receivable	3,560,175	3,995,743
Other receivables	954,964	444,985
Total receivables	58,384,361	55,952,774

Total assets	3,240,581,656	2,902,931,291

Liabilities:
Notes payable	124,902,378	183,793,545
Interest payable	48,961,986	48,287,213
Other payables	1,972,480	4,625,954
Total liabilities	175,836,844	236,706,712

Net assets available for plan benefits	$3,064,744,812	$2,666,224,579

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,

	2003	2002
Additions:
Additions to net assets attributed to:
Investment income/(loss):
Interest	$38,976,249	$26,802,278
Dividends	28,084,173	29,618,380
Interest on participants' loans	2,283,923	2,753,105
Net appreciation/(depreciation) in fair value of investments	454,577,464	(56,022,978)
Total investment gain	523,921,809	3,150,785

Contributions:
Participant	133,461,230	119,349,163
Rollovers	40,495,818	7,182,744
Company	79,606,876	61,108,936
Total additions	777,485,733	190,791,628

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	361,269,433	132,328,019
Plan expenses	4,607,254	4,335,056
Interest on notes payable	13,088,813	16,966,758
Total deductions	378,965,500	153,629,833

Net increase prior to asset transfer	398,520,233	37,161,795

Transfer in from the Pharmacia Savings and Investment Plan	--	1,253,244,564

Net increase	398,520,233	1,290,406,359

Net assets available for plan benefits:
Beginning of year	2,666,224,579	1,375,818,220
End of year	$3,064,744,812	$2,666,224,579

See Notes to Financial Statements which are an integral part of these financial statements.

PHARMACIA SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

1.Description of Plan

The following brief description of the Pharmacia Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

On April 16, 2003, Pfizer Inc. ("Pfizer") completed its acquisition of Pharmacia Corporation ("Pharmacia"), including its subsidiary, Pharmacia & Upjohn Company (the "Company"). In connection with the acquisition, Pfizer adopted and assumed the Plan. The Plan is a defined contribution plan with two component parts: a section 401(k) plan and a section 401 (m) plan. The section 401(m) plan consists of Employee Stock Ownership Plan ("ESOP") funds (collectively, the Pharmacia ESOP Funds) and funds that do not constitute an ESOP. The Pharmacia ESOP Funds consist of a Preferred Employee Stock Ownership Plan (the "Preferred ESOP") and a Common Employee Stock Ownership Plan (the "Common ESOP"). The Plan covers substantially all domestic employees of the Company not otherwise covered by another defined contribution plan of the Company. The Plan continues to cover employees of business units aligned with Pharmacia prior to the acquisition.

As a result of the April 16, 2003 acquisition, outstanding shares of Pharmacia common stock in the Pharmacia Common Stock Fund and Common ESOP accounts were converted to Pfizer common stock at a rate of 1.4 shares of Pfizer stock for each share of Pharmacia stock held on April 16, 2003. In addition the name of the Pharmacia Common Stock Fund was changed to the Pfizer Common Stock Fund and the Pharmacia Common ESOP Stock Fund was changed to the Pfizer Common ESOP Stock Fund. Within the Preferred ESOP, the conversion factor for the Convertible Perpetual Preferred Stock ("Preferred ESOP Stock") in the Preferred ESOP Stock Fund was changed to 2.57486 shares of Pfizer common stock for each preferred share. The name of the Pharmacia Preferred ESOP Stock Fund was changed to the Pfizer Preferred ESOP Stock Fund.

Prior to the Pfizer acquisition, the value of a share of Preferred Stock was the closing price of one share of Pharmacia common stock multiplied by a 1.83919 conversion factor. Subsequent to the Pfizer acquisition, the value of a share of Preferred Stock was the closing price of one share of Pfizer common stock multiplied by a 2.57486 conversion factor.

On August 13, 2002, Pharmacia spun off all of its remaining shares of stock of Monsanto by issuing a special one-time stock dividend of Monsanto shares to all Pharmacia shareholders. Each share of Pharmacia stock held as of that date received 0.170593 shares of Monsanto Company as a result of the spin-off.  A new fund, the Monsanto Stock Fund, was added to the Plan to accept the spin-off dividend posted to participant accounts. Contributions were not allowed to be allocated to the Monsanto Stock Fund, only transfers or payments out of the fund are permitted. Shares of Monsanto common stock distributed to the unallocated portion of the Common ESOP were exchanged for shares of Pharmacia Common Stock held in the Monsanto Savings and Investment Plan, the plan covering employees of the spun-off Monsanto. Effective August 29, 2003, the Monsanto Stock Fund was eliminated from the Plan. Shares remaining in the Monsanto Stock Fund were sold and the proceeds were transferred into the Income Fund.

Effective July 7, 2002, Plan participants may elect to receive a distribution of any cash dividends paid to the portion of their account balance that is invested in the Pfizer Common Stock Fund.

Effective July 1, 2002, the Pharmacia Corporation Savings and Investment Plan (Pharmacia SIP) merged into the Plan. Participant accrued balances in the Pharmacia SIP transferred to the Plan as of the effective date. Pharmacia SIP participants consisted of certain employees and former employees of Monsanto Company ("Monsanto") (as it existed prior to its merger with Pharmacia & Upjohn Company in 2000). The Pharmacia SIP included the Common ESOP and a Solutia Stock Fund, which were added to the Plan on the effective date. Employee contributions are not allowed to be allocated to the Solutia Stock Fund, only transfers or payments out of the fund are permitted.

On July 1, 2002, the Plan became part of the Pharmacia Retirement Choice Program ("Choice Program") for all employees except those on long-term disability benefits, those employed by the Company in Puerto Rico, those covered under the Pre-Retirement Terminated Leave of Absence program or those covered under the Special Severance Package. The Choice Program is made up of a traditional pension plan and a 401(k) savings plan. Under the Choice Program, eligible employees select either Option 1 which provides greater pension plan benefits or Option 2 which provides greater savings plan benefits.

Administration

The Administrative Committee - US Plans is responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA") plan documents. The Investment Committee is responsible for monitoring plan investments.

Contributions

Participants (other than Puerto Rico participants) may elect to contribute on a before-tax or after-tax basis from 1% to 20%, in 1% increments, of their Total Pay, as defined in the Plan document.  Puerto Rico participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 18%, in 1% increments, of their Total Pay, as defined in the Plan document. The Internal Revenue Code ("IRC") contains certain limits on participant contributions to a qualified plan, such as a $12,000 limit on a participant's before-tax contributions during the 2003 calendar year. Other limits also apply to highly compensated employees participating in the Plan. Effective January 1, 2002, participants that reached age 50 before the end of 2002 or any year thereafter are eligible to make additional before-tax catch-up contributions. Catch-up contributions in 2003 are limited to the lesser of $2,000 or 100% of eligible pay. Catch-up contributions are scheduled to increase by $1,000 per year until they reach $5,000 in 2006. After 2006, the limit will increase by $500 per year.

Participants may also elect to make rollover contributions to the Plan from other qualified defined contribution plans.

Since 1990, matching contributions have been made through the Preferred ESOP. The Company matching contributions are the basis for allocating shares of the Preferred Stock ESOP to participants' accounts in combination with a Common Stock ESOP also sponsored by Pfizer. The Preferred Stock remains unallocated until it is distributed (allocated) to participant accounts in accordance with the loan payment schedule and the provisions of the Plan. Dividends paid to the participants' Preferred ESOP accounts are substituted for an allocation in Preferred ESOP Stock, the cash being used to fund subsequent ESOP loan payments.

Effective July 1, 2002, for employees eligible for the Choice Program, the Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program is selected. Under both Options, the Company will match 100% of participant contributions, from 1% to 5% of Total Pay as defined by the Plan. The match is allocated as a combination of the Preferred ESOP and the Common ESOP shares (the percentage split for the 2003 plan year was 65% to the Preferred ESOP and 35% to the Common ESOP). The Preferred ESOP and Common ESOP will allocate shares of stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. Under Option 2 of the Choice Program there is an additional $0.25 to $1.00 Company match on the first 5% of eligible pay which is based on the participant's ages as follows:

-         Under age 35: $0.25 additional match

-         Age 35 - 44:  $0.50 additional match

-         Age 45 - 49:  $0.75 additional match

-         Age 50 and older: $1.00 additional match

The additional match under Option 2 is made in cash and allocated to the participant's current investment fund elections (not into the ESOP Stock Funds).

Effective July 1, 2002, for Puerto Rico participants, the Company matched 100% of participant contributions, from 1% to 5% of Total Pay, in the form of preferred stock within the Preferred ESOP. The Preferred ESOP allocated shares of preferred stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match.

The Company contributes to the Common and Preferred ESOP's cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on each ESOP's outstanding debt and to release stock to cover allocations to participant accounts. Employer dividends paid to each ESOP and certain other funds are also used to repay the outstanding ESOP debt.

Investment Options

Choice Program Participants

Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

Effective July 1, 2002, all Plan participants eligible for the Choice Program, were provided with fund options as outlined below.

a)       Income Fund

b)       Core Bond Fund

c)       Value Stock Fund

d)       Large Company Stock Fund

e)       Growth Stock Fund

f)        Mid-Small Company Stock Fund

g)       International Stock Fund

h)       Pfizer Common Stock Fund (prior to April 16, 2003 - Pharmacia Common Stock Fund)

i)         Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may change their investment elections as often as once a day. Effective December 24, 2003, a seven-day holding period is applied to all transfers and reallocations into and out of the International Stock Fund.

Effective February 3, 2003 a self-directed brokerage account was introduced as an investment option. Participants can choose from about 9,500 mutual funds with varying degrees of potential risk and return.

In addition, the Plan includes four asset allocation funds, which allow Choice Program participants varying degrees of risk and return, including (in order of risk tolerance, least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund.  Investments in the Core Bond Fund, Large Company Stock Fund, Mid-Small Company Stock Fund and the International Stock Fund are used in predetermined mixes to form the asset allocation funds.

For Choice Program participants, company matching contributions and earnings thereon are only posted to the Preferred ESOP Fund and Common ESOP Fund. Upon attaining age 50, participants are allowed to transfer the balance of the Company Matching Account into the other investment fund options.

Other Plan Participants

Investment fund options available to all Plan participants for the January 1, 2002 - June 30, 2002 period and those currently not included in the Choice Program (primarily participants employed in Puerto Rico) are listed below.

a)       Income Fund

b)       American Balanced Fund

c)       Indexed Stock Fund

d)       Neuberger Berman Guardian Fund

e)       American Century Ultra Fund

f)        Templeton Foreign Fund

g)       Pfizer Common Stock Fund (prior to April 16, 2003 - Pharmacia Common Stock Fund)

h)       Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

For Puerto Rico participants, company matching contributions and earnings thereon are only posted to the Preferred ESOP Stock Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion of their Pfizer Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options. For participants age 55-59 and for participants age 60 and older, 25% and 50% can be transferred to other investment funds, respectively. Those age 60 and older that have already diversified their current Common Stock 25%, may only diversify another 25%.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and plan earnings. Participant accounts are valued on a daily basis.

Vesting

Prior to the Pharmacia SIP merger into the Plan, employer contributions vested and became non-forfeitable at the rate of 20% per year of service, such that employer contributions were 100% vested after five years of service. Pre-existing participants in the Plan were always 100% vested in their account balance. Effective July 1, 2002, all participants in the Plan became 100% vested in their account balances.

Participant Loans

The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear interest at a rate that is equal to the prime rate, as defined, at the beginning of the quarter in which the loan originates, plus 1%. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

Effective January 1, 2003, the loan payoff period increased to 90 days. Participants that terminate will have 90 days to repay the loan before the loan is taxed and penalized with a 10% tax.

Payment of Benefits

Benefits are paid either in cash or in cash and common stock (Pfizer common stock on or after April 16, 2003 and Pharmacia common stock prior to April 16, 2003). Common stock is issued only with respect to the participant's accounts in the Pfizer Common Stock Fund and the ESOP Funds. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum, in installments or by the purchase of an annuity contract. If a participant elected to receive common stock on or prior to August 13, 2002 (Monsanto spin-off), each share of the Preferred ESOP Stock (based on participant records) was converted into 1.7255 shares of Pharmacia common stock. If a participant elected to receive common stock after August 13, 2002, each share of the Preferred ESOP Stock (based on participant records) was converted into 1.83919 shares of Pharmacia common stock. After the Pfizer acquisition, each share of the Preferred ESOP Stock (based on participant records) was converted into 2.57486 shares of Pfizer common stock.

Participants may also elect to make in-service withdrawals from their account balances subject to the provisions of the Plan.

2.Summary of Accounting Policies

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Reclassifications

We have made certain reclassifications to the 2002 financial statements to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Common stock is valued at quoted market price as of the last business day of the Plan year. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year, which approximates fair value since such loans are subject to variable interest rates.

Pfizer preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer common stock multiplied by 2.57486 on the last business day of the 2003 plan year. At December 31, 2003 the Pfizer preferred stock was valued at $90.97 based on the closing Pfizer stock price of $35.33 on December 31, 2003. Pharmacia preferred stock was valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pharmacia common stock multiplied by 1.83919 on the last business day of the 2002 plan year.

(Note: Preferred Stock share balances maintained by the plan's trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value, as reflected on the Company's financial statements).

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Plan Expenses

The Plan pays certain outside service provider expenses (e.g., recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are netted against investment income. Certain other expenses are paid by the Company.

Forfeitures

On July 1, 2002, forfeitures in the amount of $1,489,851 were transferred into the Plan. Forfeited amounts are used to pay expenses of the Plan, interest on ESOP debt incurred by the Plan (paid in February of each year) and to reduce Company contributions. Forfeitures which have not been applied for these uses amounted to $2,032,640 and $2,030,774 as of December 31, 2003 and 2002.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.Investments

The following investments represent 5 percent or more of the plan's net assets.

	December 31,
	2003	2002

Barclays Capital Guardian International Non-U.S. Equity Fund (11,875,855 units)	$154,861,156	$--
Barclays Global Investors Equity Index Fund (15,385,997 and 15,964,950 units, respectively)	502,352,811	405,350,084
Barclays Global Investors Intermediate Government Credit Bond Fund (14,849,665 and 15,865,279 units, respectively)	240,861,565	246,863,737
Pfizer Common Stock (16,829,472 shares)*	594,585,246	--
Pharmacia Common Stock (13,539,523 shares)*	--	565,952,061
Pfizer Preferred Stock (5,455,728 shares)*	496,308,181	--
Pharmacia Preferred Stock (6,130,324 shares)*	--	471,568,899
AEGON Global wrap contract (synthetic investment contract)	386,019,655	360,465,597

*Nonparticipant-directed

The plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	Years ended December 31,
	2003	2002

Mutual funds	$32,971,875	$(37,700,816)
Common Stock	142,409,060	48,061,325
Preferred Stock	80,671,494	20,180,001
Common/collective trust funds	198,525,035	(86,563,488)
	$454,577,464	$(56,022,978)

4.Nonparticipant-directed Funds and Notes Payable

The Plan includes the following nonparticipant-directed funds: Pfizer Common Stock Fund, Preferred Leveraged ESOP and the Common Leveraged ESOP. These funds and their related activity were as follows:

Pfizer Common Stock Fund

Effective April 1, 1999, the Pfizer Common Stock Fund (formerly known as the Pharmacia Common Stock Fund) was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pfizer Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

Below are the net assets and significant components of the changes in net assets relating to the Pfizer Common Stock Fund:

	2003	2002

Assets:
Investments:
Short-term investment funds	$2,622,266	$3,772,795
Pfizer Common Stock	272,986,219	--
Pharmacia Common Stock	--	260,798,476
Total investments	275,608,485	264,571,271

Receivables:
Company contributions	20,672	516
Participant contributions	131,486	2,639
Dividends and interest receivable	2,055	4,062
Participant loan payment receivable+	20,783	243
Receivable from other investment funds+	240,307	--
Total receivables	415,303	7,460

Total assets	276,023,788	264,578,731

Liabilities:
Payable to other investment funds*	--	385,039
Payable for investments purchased*	--	1,133,696
Other payables*	383,737	149,411
Total liabilities	383,737	1,668,146

Net assets available for plan benefits	$275,640,051	$262,910,585

+ Included in other receivables on statements of net assets.
* Included in other payables on statements of net assets.

	Years ended December 31,
	2003	2002

Additions:
Additions to net assets attributed to:
Investment income:
Interest	$35,149	$44,727
Dividends	4,618,344	3,148,545
Net appreciation in fair value of investments	46,534,073	18,159,965
Total investment income	51,187,566	21,353,237

Participant contributions (including rollovers)	8,759,643	8,657,814
Company contributions	1,329,708	518,223
Participant loan repayments	1,717,968	2,368,574
Total additions	62,994,885	32,897,848

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	30,131,474	16,553,366
Participant loan transaction transfers, net	2,020,673	2,323,985
Plan expenses	919,422	64,715
Transfers to other investment funds, net	17,193,850	30,892,689
Total deductions	50,265,419	49,834,755

Net increase/(decrease) prior to asset transfer	12,729,466	(16,936,907)

Transfer in from the Pharmacia SIP	--	47,650,645

Net increase	12,729,466	30,713,738

Net assets available for plan benefits:
Beginning of year	262,910,585	232,196,847
End of year	$275,640,051	$262,910,585

Preferred Leveraged ESOP

On March 1, 1990, the Preferred ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which are guaranteed by the Company, mature in 2004 and pay interest at an annual rate of 9.79%. The remaining principal balance on these notes was $58,600,000 with unpaid interest of $5,736,940, and $111,200,000 with unpaid interest of $10,886,480 as of December 31, 2003 and 2002, respectively.

As of March 1, 1990, the Preferred ESOP issued a note to the Company in the amount of $25 million, which carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. The balance of this note, including unpaid interest, was $57,845,070 and $54,442,419 at December 31, 2003 and 2002, respectively.

Effective January 31, 1997, the Preferred ESOP and State Street Bank entered into an agreement, whereby the Preferred ESOP can borrow amounts that in the aggregate cannot exceed $95,000,000 (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of the New Loans are to be used to pay principal and interest then due on any existing Preferred ESOP loans. In relation to New Loans, the Preferred ESOP had drawings of $22,000,000 with unpaid interest of $10,055,396 and $22,000,000 with unpaid interest of $7,958,314 as of December 31, 2003 and 2002, respectively.

Projected principal loan payments on the Preferred ESOP debt at December 31, 2003 are as follows:

Year	Amount

2004	$58,600,000
2005	25,000,000
2006 to 2010	22,000,000
Total	$105,600,000

This preferred stock, which was converted into Pfizer preferred stock on April 16, 2003, in connection with the acquisition of Pharmacia, is maintained in the Preferred ESOP as unallocated. As principal and interest on the borrowings is paid, the preferred shares become available to be allocated to participants' accounts as Company matching contributions.

Following are the net assets and significant components of the changes in net assets relating to the Preferred ESOP:

	December 31, 2003
	Allocated	Unallocated	Total
Assets:
Investments:
Short-term investment funds	$--	$11,209,129	$11,209,129
Pfizer Preferred Stock, convertible	371,983,903	124,324,278	496,308,181
Total investments	371,983,903	135,533,407	507,517,310

Receivables:
Company contributions, net of forfeitures	--	48,957,425	48,957,425
Dividends and interest receivable	--	3,431,683	3,431,683
Total receivables	--	52,389,108	52,389,108
Total assets	371,983,903	187,922,515	559,906,418

Liabilities:
Notes payable	--	105,600,000	105,600,000
Interest payable	--	48,637,406	48,637,406
Other payables	4,098	101,700	105,798
Total liabilities	4,098	154,339,106	154,343,204

Net assets available for plan benefits	$371,979,805	$33,583,409	$405,563,214

	December 31, 2002
	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$--	$12,230,118	$12,230,118
Pharmacia Preferred Stock, convertible	310,742,900	160,825,999	471,568,899
Total investments	310,742,900	173,056,117	483,799,017

Receivables:
Company contributions, net of forfeitures	--	47,294,635	47,294,635
Dividends and interest receivable	--	3,869,268	3,869,268
Total receivables	--	51,163,903	51,163,903
Total assets	310,742,900	224,220,020	534,962,920

Liabilities:
Notes payable	--	158,200,000	158,200,000
Interest payable	--	48,287,213	48,287,213
Other payables	--	39,503	39,503
Total liabilities	--	206,526,716	206,526,716

Net assets available for plan benefits	$310,742,900	$17,693,304	$328,436,204

	Year ended December 31, 2003
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Interest	$--	$78,088	$78,088
Dividends	10,530,708	4,022,060	14,552,768
Net appreciation in fair value of investment	64,796,049	15,875,445	80,671,494
Total investment income	75,326,757	19,975,593	95,302,350

Company contributions	--	49,707,425	49,707,425
Allocation of 525,654 shares of Preferred Stock for Company matching contributions	42,554,230	(42,554,230)	--
Total additions	117,880,987	27,128,788	145,009,775

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	46,416,983	--	46,416,983
Participant loan transaction transfers, net	65,050	--	65,050
Plan expenses	1,541	2,010	3,551
Transfers to other investment funds	10,160,508	--	10,160,508
Interest on notes payable	--	11,236,673	11,236,673
Total deductions	56,644,082	11,238,683	67,882,765

Net increase	61,236,905	15,890,105	77,127,010

Net assets available for plan benefits:
Beginning of year	310,742,900	17,693,304	328,436,204
End of year	$371,979,805	$33,583,409	$405,563,214

	Year ended December 31, 2002
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Interest	$--	$124,372	$124,372
Dividends	9,377,189	6,362,957	15,740,146
Net appreciation in fair value of investment	19,184,943	995,058	20,180,001
Total investment income	28,562,132	7,482,387	36,044,519

Company contributions	--	48,116,045	48,116,045
Allocation of 638,021 shares of Pharmacia Preferred Stock for Company matching contributions	46,599,930	(46,599,930)	--
Total additions	75,162,062	8,998,502	84,160,564

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	14,977,991	--	14,977,991
Participant loan transaction transfers, net	13,478	--	13,478
Transfers to other investment funds	4,865,222	--	4,865,222
Interest on notes payable	--	16,048,865	16,048,865
Total deductions	19,856,691	16,048,865	35,905,556

Net increase (decrease)	55,305,371	(7,050,363)	48,255,008

Net assets available for plan benefits:
Beginning of year	255,437,529	24,743,667	280,181,196
End of year	$310,742,900	$17,693,304	$328,436,204

Common Leveraged ESOP

The Common ESOP became part of the Plan as a result of the July 1, 2002 Pharmacia SIP merger.

As of December 31, 2003 and 2002, the outstanding principal balance on the Common ESOP's external debt was $5,662,440 and $7,340,200, respectively (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Common ESOP carried two separate internal notes payable to the Company. The outstanding principal balance of the first internal note as of December 31, 2003 and 2002 was $13,628,280 and $17,899,572, respectively (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second internal note as of December 31, 2003 and 2002 was $11,658 and $353,773 (carrying an interest rate of 7.00% and maturing on December 15, 2021).

Projected principal loan payments on the Common ESOP debt at December 31, 2003 are as follows:

Year	Amount

2004	$6,581,608
2005	6,477,302
2006	6,243,468
Total	$19,302,378

The proceeds of the borrowings were used to purchase Company common stock. This common stock, which was converted into Pfizer common stock on April 16, 2003, in connection with the acquisition of Pharmacia, is maintained in the Common ESOP as unallocated. This stock is released for allocation to participants' accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid.

Following are the net assets and significant components of the changes in net assets related to the Common ESOP:

	December 31, 2003
	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$461,931	$--	$461,931
Pfizer Common Stock	257,596,118	64,002,909	321,599,027
Total investments	258,058,049	64,002,909	322,060,958

Receivables:
Company contributions	373,242	1,041,576	1,414,818
Dividends and interest receivable	707	209	916
Total receivables	373,949	1,041,785	1,415,734
Total assets	258,431,998	65,044,694	323,476,692

Notes payable	--	19,302,378	19,302,378
Interest payable	--	324,580	324,580
Other payables	10,121	220	10,341
Total liabilities	10,121	19,627,178	19,637,299

Net assets available for plan benefits	$258,421,877	$45,417,516	$303,839,393

	December 31, 2002
	Allocated	Unallocated	Total

Assets:
Investments:
Short-term investment funds	$939,725	$--	$939,725
Pharmacia Common Stock	229,501,688	75,651,897	305,153,585
Total investments	230,441,413	75,651,897	306,093,310

Receivables:
Company contributions	17,719	--	17,719
Dividends and interest receivable	966	711	1,677
Total receivables	18,685	711	19,396
Total assets	230,460,098	75,652,608	306,112,706

Notes payable	--	25,593,545	25,593,545
Other payables	457,994	--	457,994
Total liabilities	457,994	25,593,545	26,051,539

Net assets available for plan benefits	$230,002,104	$50,059,063	$280,061,167

	Year Ended December 31, 2003
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Interest	$--	$6,924	$6,924
Dividends	4,178,262	1,139,742	5,318,004
Net appreciation in fair value of investment	40,984,520	11,325,824	52,310,344
Total investment income	45,162,782	12,472,490	57,635,272

Company contributions	--	6,557,721	6,557,721
Allocation of 598,964 shares of Common Stock for Company matching contributions*	21,819,618	(21,819,618)	--
Total additions	66,982,400	(2,789,407)	64,192,993

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	32,311,774	--	32,311,774
Loan to participants	23,434	--	23,434
Transfers to other investment funds	6,227,419	--	6,227,419
Interest on notes payable	--	1,852,140	1,852,140
Total deductions	38,562,627	1,852,140	40,414,767

Net increase/(decrease)	28,419,773	(4,641,547)	23,778,226

Net assets available for plan benefits:
Beginning of year	230,002,104	50,059,063	280,061,167
End of year	$258,421,877	$45,417,516	$303,839,393

* 385,672 shares of Pfizer Common Shares and 213,292 of Pharmacia Common Shares.

	Period From July 1, 2002 to December 31, 2002
	Allocated	Unallocated	Total

Additions:
Additions to net assets attributed to:
Investment income:
Interest	$7,905	$5,392	$13,297
Dividends	1,477,867	5,639,769	7,117,636
Net appreciation in fair value of investment	38,561,564	8,801,162	47,362,726
Total investment income	40,047,336	14,446,323	54,493,659

Company contributions	--	2,426,860	2,426,860
Allocation of 266,100 shares of Pharmacia Common Stock for Company matching contributions	11,018,835	(11,018,835)	--
Total additions	51,066,171	5,854,348	56,920,519

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,504,998	--	8,504,998
Loan to participants	23,010	--	23,010
Transfers to other investment funds	19,041,903	--	19,041,903
Interest on notes payable	--	917,893	917,893
Total deductions	27,569,911	917,893	28,487,804

Net increase prior to asset transfers	23,496,260	4,936,455	28,432,715

Asset transfer in from the Pharmacia SIP	206,505,844	45,122,608	251,628,452

Net increase	230,002,104	50,059,063	280,061,167

Net assets available for plan benefits:
Beginning of year	--	--	--
End of year	$230,002,104	$50,059,063	$280,061,167

5.       Investment Contracts with Insurance Companies

The Income Fund consists primarily of benefit responsive guaranteed investment contracts ("GIC's") and synthetic investment contracts ("SIC's"). The contract value of the GICs and SICs represents the cost or face-value of the contract plus accrued interest. At December 31, 2003 and 2002, the Plan held GICs with a contract value of $9,254,908 and $26,883,231, respectively. The contract value of the SICs represents fair value of the underlying asset plus the contract value of the wrapper contract associated with the underlying asset. At December 31, 2003 and 2002, fair values of assets underlying the SIC's were $666,298,968 and $603,738,524, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield and crediting interest rates were approximately 6% for both 2003 and 2002. For GICs, the crediting interest rate, specified in the contract, is agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

6.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

	December 31,
	2003	2002

Net assets available for plan benefits per the financial statements	$3,064,744,812	$2,666,224,579

Amounts allocated to withdrawing participants	(3,091,369)	(714,265)

Net assets available for plan benefits per Form 5500	$3,061,653,443	$2,665,510,314

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Years ended December 31,
	2003	2002

Benefits paid to participants per the financial statements	$361,269,433	$132,328,019

Add: Amounts allocated to withdrawing participants at end of year	3,091,369	714,265

Less: Amounts allocated to withdrawing participants at beginning of year	(714,265)	(1,144,000)

Benefits paid to participants per Form 5500	$363,646,537	$131,898,284

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.Related-Party Transactions

The Plan holds shares of Pfizer and held Pharmacia common stock and preferred stock. At December 31, 2003 and 2002, the Plan owned 16,829,472 shares of Pfizer common stock and 13,539,523 shares of Pharmacia common stock at a cost of $352,011,303 and $341,555,589, respectively. At December 31, 2003 and 2002, the Plan owned 5,455,728 shares of Pfizer preferred stock and 6,130,324 shares of Pharmacia preferred stock at a cost of $219,894,718 and $247,052,057, respectively. In addition, Plan funds are invested in short-term investment funds with Northern Trust Company, trustee of the Plan at December 31, 2003 and 2002 respectively. At December 31, 2003 and 2002 the fair value of the Northern Trust Company short-term investment account was $59,000,354 and $41,206,686, respectively.

8.Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

9.Tax Status of the Plan

The Plan obtained its latest determination letter dated July 17, 2003 in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's legal and tax counsel believe that the Plan is currently designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.    Transfer In from the Pharmacia Savings and Investment Plan

Effective July 1, 2002, $1,253,244,564 in net assets of the Pharmacia SIP was transferred into the Plan and Pharmacia SIP participants became eligible to participate in the Plan. Pharmacia SIP participants were 100% vested in their Pharmacia SIP account balances.

Included in the transfer were 1,968,630 in unallocated Pharmacia common shares with a value of $73,725,194 and three outstanding loans with a total principal balance of $28,604,006 which were transferred to the Plan's unallocated Common ESOP account. The outstanding principal balance of the external note transferred to the Common ESOP was $8,179,080 as of July 1, 2002 (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, two internal notes payable to Pharmacia were transferred to the Common ESOP. The outstanding principal balance of the first internal note was $20,071,153 as of July 1, 2002 (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second internal note was $353,773 as of July 1, 2002 (carrying an interest rate of 7.00% and maturing on December 15, 2021).

11.Subsequent Events

Effective January 30, 2004, the Growth Stock Fund, managed by Alliance Capital, was no longer an investment choice. Any remaining balances in this fund not re-directed by participants will be invested in the new underlying fund, the Fidelity Growth Company Fund.

SCHEDULE I
PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Identity of issue, borrower or similar party	Description of investment	Cost	Current Value

Corporate Stock - Preferred
* PFIZER PREFERRED STOCK	5,455,728 shares	$219,894,718	$496,308,181

Corporate Stock - Common
AMERN INTL GROUP INC COM	94,250 shares	6,288,955	6,246,890
AMGEN INC COM	106,600 shares	5,681,959	6,587,880
ANHEUSER BUSCH COS INC COM	16,300 shares	819,722	858,684
APPLIED MATERIALS INC COM	129,600 shares	2,253,936	2,909,520
AVON PROD INC COM	38,200 shares	2,222,242	2,578,118
BAKER HUGHES INC COM	16,100 shares	515,743	517,776
BED BATH BEYOND INC COM	40,000 shares	1,604,411	1,734,000
BROADCOM CORP CL A	36,600 shares	1,018,003	1,247,694
BSTN SCIENTIFIC CORP COM	9,900 shares	270,311	363,924
CISCO SYS INC COM	272,200 shares	5,292,920	6,611,738
CITIGROUP INC COM	160,400 shares	6,106,874	7,785,816
CLEAR CHANNEL COMMUNICATIONS INC COM	59,300 shares	2,215,682	2,777,019
COMCAST CORP NEW CL A SPL	148,950 shares	3,900,678	4,659,156
DELL INC COM STK	205,200 shares	6,014,164	6,968,592
EBAY INC COM	65,100 shares	3,288,699	4,204,809
ELECTR ARTS COM	81,130 shares	3,438,853	3,876,391
EMC CORP COM	198,900 shares	2,579,567	2,569,788
FNMA COM STK	18,300 shares	1,338,105	1,373,598
FOREST LAB INC COM	2,800 shares	163,147	173,040
GANNETT INC COM	5,800 shares	430,054	517,128
GEN ELEC CO COM	239,600 shares	8,055,791	7,422,808
GILEAD SCI INC COM	26,800 shares	1,552,511	1,558,152
GOLDMAN SACHS GROUP INC COM	20,000 shares	1,832,546	1,974,600
INTEL CORP COM	292,000 shares	6,323,019	9,402,400
J P MORGAN CHASE & CO COM	38,500 shares	1,023,982	1,414,105
JUNIPER NETWORKS INC COM	31,300 shares	586,973	584,684
KOHLS CORP COM	27,400 shares	1,479,843	1,231,356
LEHMAN BROS HLDGS INC COM	2,500 shares	192,326	193,050
LOWES COS INC COM	97,000 shares	4,412,964	5,372,830
MARVELL TECH GROUP MARVELL TECH GROUP INC	4,500 shares	169,870	170,685
MAXIM INTEGRATED PRODS INC COM	53,400 shares	1,954,036	2,659,320
MBNA CORP COM	202,300 shares	3,849,588	5,027,155
MEDTRONIC INC COM	145,800 shares	6,592,722	7,087,338
MERRILL LYNCH & CO INC COM	67,400 shares	3,100,897	3,953,010
MICROSOFT CORP COM	322,100 shares	9,067,940	8,870,634
MORGAN STANLEY	36,900 shares	2,032,581	2,135,403
* PFIZER INC COM	16,829,472 shares	352,011,303	594,585,246
PROCTER & GAMBLE CO COM	29,200 shares	2,608,463	2,916,496
PROGRESSIVE CORP OH COM	44,500 shares	2,472,216	3,719,755
SCHLUMBERGER LTD COM STK	6,300 shares	341,991	344,736
SCRIPPS E.W INC NEW CL A COM	14,900 shares	1,157,837	1,402,686
SOLUTIA INC COM STK	324,857 shares	6,437,236	118,573
ST JUDE MED INC COM	4,100 shares	256,959	251,535
STRYKER CORP COM	6,700 shares	507,886	569,567
SYMANTEC CORP COM	66,200 shares	1,547,566	2,293,830
TARGET CORP COM	68,100 shares	2,594,873	2,615,040
TIME WARNER INC NEW COM	85,600 shares	1,365,126	1,539,944
TX INSTRS INC COM	101,000 shares	2,011,376	2,967,380
UNITEDHEALTH GROUP INC COM	88,000 shares	3,399,613	5,119,840
VERITAS SOFTWARE CORP COM	74,000 shares	2,022,067	2,749,840
VIACOM COM CL B	157,800 shares	6,859,801	7,003,164
WAL-MART STORES INC COM	131,100 shares	7,050,813	6,954,855
WALGREEN CO COM	47,200 shares	1,693,402	1,717,136
WRIGLEY WM JR CO CAP	2,500 shares	135,050	140,525
YAHOO INC COM	102,700 shares	3,878,753	4,638,959
ZIMMER HLDGS INC COM	11,700 shares	651,140	823,680
Total Common Stock		$506,675,085	$766,091,878
See accompanying report of independent registered pubic accounting firm.

SCHEDULE I
PHARMACIA SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Identity of issue, borrower, lessor or similar party	Description of investment		Cost	Current Value
Common/Collective Trust
*COLLECTIVE SHORT-TERM INVESTMENT FUND	Money Market Fund		59,000,354	59,000,354
MFO BGI EQTY INDEX "T" FD	Com. Coll. fund: 15,385,997 units		406,743,486	502,352,811
MFO BGI EXTD MKT EQTY INDEX "K" FD	Com. Coll. fund: 4,042,584 units		86,825,951	108,664,658
MFO CAP GUARDIAN INTL NON-US EQTY	Com. Coll. Fund: 11,875,855 units		133,579,787	154,861,156
MFO BGI INTERMEDIATE GOVERNMENT CREDIT BOND FUND	Com. Coll. Fund: 14,849,665 units		221,963,115	240,861,565
Total Common/Collective Trusts			$908,112,693	$1,065,740,544

Registered Investment Companies
MFO AMER BALANCED FD INC CAP OPEN END FD	Mutual fund: 52,298 units		788,665	904,234
MFO AMERN CENTY ULTRA INV FD	Mutual fund: 74,545 units		1,889,228	1,986,624
MFO DODGE & COX STOCK FD OPEN END FD	Mutual fund: 1,169,265 units		112,328,295	133,038,924
MFO NEUBERGER & BERMAN GUARDIAN EQTY FD	Mutual fund: 93,377 units		1,410,771	1,336,219
MFO TEMPLETON FDS INC FGN FD CL A	Mutual fund: 50,718 units		469,596	539,634
Total Registered Investment Companies			$116,886,555	$137,805,635

Guaranteed Investment Contracts - insurance companies:
John Hancock Mutual Life Ins. Co. - Contract No. GAC-14500	Interest rate: 5.90%
	Maturity date: 02/10/2004		$9,254,908	$9,254,908

Synthetic Investment Contracts
Monumental Life Ins. Co ABS Insurance Contract	Wrapper Contract
Contract No. MDA00349TR	Global Wrap			(4,093,852)
	Total Contract Value			74,163,716
	Interest rate: 6.38%		$70,069,864	70,069,864

Rabobank Nederland (1 contract)	Wrapper Contract
Contract No. UpJ060101	Global Wrap			(4,093,862)
	Total Contract Value			74,163,716
	Interest rate: 6.38%		70,069,854	70,069,854

UBS AG (1 contract)
Contract No. 3080	Wrapper Contract
	Global Wrap			(4,093,985)
	Total Contract Value			74,163,716
	Interest rate: 6.38%		70,069,731	70,069,731

West Deutsche Landesbank (1 contract)	Wrapper Contract
Contract No. WLB6218	Global Wrap			(4,093,852)
	Total Contract Value			74,163,716
	Interest rate: 6.38%		70,069,864	70,069,864

AEGON Global Wrap	Wrapper Contract			(19,358,990)
Contract No. CDA0003TR	Global Wrap			405,378,645
	Total Contract Value		386,019,655	386,019,655
	Blended Interest Rate: 5.58%

Total Synthetic Investment Contracts - Contract Value			$666,298,968	$666,298,968

Self-Directed Brokerage Account		$		$9,894,174

* Participant Loans	4,739 Loans,
	Interest rate: 4.00% - 10.5%
	Maturity date range: 11/28/2003 - 12/31/2013		$30,803,007	$30,803,007

Grand Total			$2,457,925,934	$3,182,197,295

* Party-in-Interest

See accompanying report of independent registered pubic accounting firm.

SCHEDULE II
PHARMACIA SAVINGS PLAN
SCHEDULE H, 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)

Pfizer Corporation*	Common stock; 54 purchases	$71,617,083	$--	$71,617,083	$71,617,083	$--

Pfizer Corporation*	Common stock; 129 sales	$--	$123,091,415	$88,416,238	$123,091,415	$34,675,177

*party-in-interest

See accompanying report of independent registered pubic accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMACIA SAVINGS PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Administrative Committee - U.S. Plans

Date:  June 25, 2004

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

To the Administrative Committee
Pharmacia Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated April 16, 2003 (File No. 333-104582) of our report dated June 25, 2003, relating to the statement of net assets available for plan benefits of the Pharmacia Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Pharmacia Savings Plan.

/s/ KPMG LLP

New York, New York
June 28, 2004